                                                                     EXHIBIT 2.1



                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                             i2 TECHNOLOGIES, INC.,

                          TSC ACQUISITION CORPORATION

                                      AND

                           THINK SYSTEMS CORPORATION



                                  May 15, 1997

                               TABLE OF CONTENTS


                                                                            Page
ARTICLE I - THE MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         1.1     The Merger . . . . . . . . . . . . . . . . . . . . . . . .  2
         1.2     Closing; Effective Time  . . . . . . . . . . . . . . . . .  2
         1.3     Effect of the Merger . . . . . . . . . . . . . . . . . . .  2
         1.4     Certificate of Incorporation; Bylaws . . . . . . . . . . .  2
         1.5     Directors and Officers . . . . . . . . . . . . . . . . . .  2
         1.6     Effect on Capital Stock  . . . . . . . . . . . . . . . . .  3
         1.7     Surrender of Certificates  . . . . . . . . . . . . . . . .  4
         1.8     No Further Ownership Rights in Target Capital Stock  . . .  6
         1.9     Lost, Stolen or Destroyed Certificates . . . . . . . . . .  6
         1.10    Tax and Accounting Consequences  . . . . . . . . . . . . .  6
         1.11    Exemption from Registration. . . . . . . . . . . . . . . .  6
         1.12    Taking of Necessary Action; Further Action . . . . . . . .  7

ARTICLE II - REPRESENTATIONS AND WARRANTIES OF TARGET . . . . . . . . . . .  7
         2.1     Organization, Standing and Power . . . . . . . . . . . . .  7
         2.2     Capital Structure  . . . . . . . . . . . . . . . . . . . .  8
         2.3     Authority  . . . . . . . . . . . . . . . . . . . . . . . .  9
         2.4     Financial Statements . . . . . . . . . . . . . . . . . . . 10
         2.5     Absence of Certain Changes . . . . . . . . . . . . . . . . 10
         2.6     Absence of Undisclosed Liabilities . . . . . . . . . . . . 10
         2.7     Litigation . . . . . . . . . . . . . . . . . . . . . . . . 11
         2.8     Restrictions on Business Activities  . . . . . . . . . . . 11
         2.9     Governmental Authorization . . . . . . . . . . . . . . . . 11
         2.10    Title to Property  . . . . . . . . . . . . . . . . . . . . 11
         2.11    Intellectual Property  . . . . . . . . . . . . . . . . . . 12
         2.12    Environmental Matters  . . . . . . . . . . . . . . . . . . 13
         2.13    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . 14
         2.14    Employee Benefit Plans . . . . . . . . . . . . . . . . . . 16
         2.15    Employee Matters . . . . . . . . . . . . . . . . . . . . . 18
         2.16    Interested Party Transactions  . . . . . . . . . . . . . . 18
         2.17    Insurance  . . . . . . . . . . . . . . . . . . . . . . . . 18
         2.18    Compliance With Laws . . . . . . . . . . . . . . . . . . . 19
         2.19    Minute Books . . . . . . . . . . . . . . . . . . . . . . . 19
         2.20    Contracts.   . . . . . . . . . . . . . . . . . . . . . . . 19
         2.21    Pooling of Interests . . . . . . . . . . . . . . . . . . . 19
         2.22    Brokers' and Finders' Fees . . . . . . . . . . . . . . . . 19
         2.23    Board and Shareholder Approval . . . . . . . . . . . . . . 19
         2.24    Section 14A:10A-4 of the NJBCA Not Applicable  . . . . . . 19





                                       i.

         2.25    Accounts Receivable  . . . . . . . . . . . . . . . . . . . 19
         2.26    Customers and Suppliers  . . . . . . . . . . . . . . . . . 20
         2.27    Affiliates . . . . . . . . . . . . . . . . . . . . . . . . 20
         2.28    Representations Complete . . . . . . . . . . . . . . . . . 20

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB . . 20
         3.1     Organization, Standing and Power . . . . . . . . . . . . . 20
         3.2     Capital Structure  . . . . . . . . . . . . . . . . . . . . 21
         3.3     Authority  . . . . . . . . . . . . . . . . . . . . . . . . 21
         3.4     SEC Documents; Financial Statements  . . . . . . . . . . . 22
         3.5     Absence of Certain Changes . . . . . . . . . . . . . . . . 23
         3.6     Absence of Undisclosed Liabilities . . . . . . . . . . . . 23
         3.7     Litigation . . . . . . . . . . . . . . . . . . . . . . . . 24
         3.8     Pooling of Interests . . . . . . . . . . . . . . . . . . . 24
         3.9     Brokers' and Finders' Fees . . . . . . . . . . . . . . . . 24
         3.10    Fairness Opinion . . . . . . . . . . . . . . . . . . . . . 24
         3.11    Affiliates . . . . . . . . . . . . . . . . . . . . . . . . 24
         3.12    Election of Director . . . . . . . . . . . . . . . . . . . 24
         3.13    Representations Complete . . . . . . . . . . . . . . . . . 24
         3.14    Section 368(a) of the Code . . . . . . . . . . . . . . . . 25
         3.15    Intellectual Property  . . . . . . . . . . . . . . . . . . 25

ARTICLE IV - ADDITIONAL AGREEMENTS  . . . . . . . . . . . . . . . . . . . . 25
         4.1     Confidentiality  . . . . . . . . . . . . . . . . . . . . . 25
         4.2     Public Disclosure  . . . . . . . . . . . . . . . . . . . . 25
         4.3     Pooling Accounting . . . . . . . . . . . . . . . . . . . . 26
         4.4     Legal Requirements . . . . . . . . . . . . . . . . . . . . 26
         4.5     Blue Sky Laws  . . . . . . . . . . . . . . . . . . . . . . 26
         4.6     Employee Benefit Plans . . . . . . . . . . . . . . . . . . 26
         4.7     Forms S-8  . . . . . . . . . . . . . . . . . . . . . . . . 27
         4.8     Listing of Additional Shares . . . . . . . . . . . . . . . 27
         4.9     Expenses . . . . . . . . . . . . . . . . . . . . . . . . . 27
         4.10    Certain Notices. . . . . . . . . . . . . . . . . . . . . . 27
         4.11    Reasonable Commercial Efforts and Further Assurances . . . 28
         4.12    Target Director and Officer Indemnification  . . . . . . . 28

ARTICLE V - CLOSING DELIVERIES  . . . . . . . . . . . . . . . . . . . . . . 28
         5.1     Closing Deliveries to Target and Target Shareholders . . . 28
         5.2     Closing Deliveries to Acquiror and Merger Sub  . . . . . . 29

ARTICLE VI - ESCROW . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
         6.1     Escrow Fund. . . . . . . . . . . . . . . . . . . . . . . . 30
         6.2     Exclusivity  . . . . . . . . . . . . . . . . . . . . . . . 30





                                      ii.

         6.3     Damage Thresholds. . . . . . . . . . . . . . . . . .   30
         6.4     Escrow Period. . . . . . . . . . . . . . . . . . . .   30
         6.5     Claims upon Escrow Fund. . . . . . . . . . . . . . .   31
         6.6     Objections to Claims.  . . . . . . . . . . . . . . .   31
         6.7     Resolution of Conflicts; Arbitration.  . . . . . . .   31
         6.8     Shareholders' Agent. . . . . . . . . . . . . . . . .   32
         6.9     Actions of the Shareholders' Agent.  . . . . . . . .   33
         6.10    Third-Party Claims.  . . . . . . . . . . . . . . . .   33

ARTICLE VII - GENERAL PROVISIONS  . . . . . . . . . . . . . . . . . .   34
         7.1     Survival at Effective Time . . . . . . . . . . . . .   34
         7.2     Notices  . . . . . . . . . . . . . . . . . . . . . .   34
         7.3     Interpretation . . . . . . . . . . . . . . . . . . .   35
         7.4     Counterparts . . . . . . . . . . . . . . . . . . . .   35
         7.5     Entire Agreement; Nonassignability; Parties in
                 Interest; Amendment  . . . . . . . . . . . . . . . .   35
         7.6     Severability . . . . . . . . . . . . . . . . . . . .   36
         7.7     Remedies Cumulative  . . . . . . . . . . . . . . . .   36
         7.8     Governing Law  . . . . . . . . . . . . . . . . . . .   36
         7.9     Rules of Construction  . . . . . . . . . . . . . . .   36


SCHEDULES

Target Disclosure Schedule
Acquiror Disclosure Schedule


EXHIBITS

Exhibit A         -        Certificate of Merger
Exhibit B         -        Affiliate and Shareholder Agreement
Exhibit C         -        Acquiror Affiliate Agreement
Exhibit D         -        FIRPTA Notice
Exhibit E         -        Escrow Agreement
Exhibit F         -        Shareholder's Representation Agreement
Exhibit G         -        Acquiror's Legal opinion
Exhibit H         -        Registration Rights Agreement
Exhibit I         -        Target's Legal opinion
Exhibit J         -        Employment and Noncompetition Agreement





                                      iii.

                          AGREEMENT AND PLAN OF MERGER


                 This AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of May 15, 1997, by and among i2 Technologies, Inc., a Delaware corporation ("Acquiror"), TSC Acquisition Corporation, a New Jersey corporation ("Merger Sub") and wholly owned subsidiary of Acquiror, and Think Systems Corporation, a New Jersey corporation ("Target").

                                    RECITALS

                 A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the shareholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

                 B. Pursuant to the Merger, among other things, the outstanding shares of Target capital stock ("Target Capital Stock") shall be converted into shares of Acquiror common stock, par value $0.00025 per share ("Acquiror Common Stock"), at the rates set forth herein.

                 C. Think Systems Private, Ltd., an Indian corporation ("TSP"), Acquiror and the security holders of TSP have proposed to enter into a certain Agreement for Purchase of Shares pursuant to which the security holders of TSP would convey, subject to the conditions contained therein, all of the capital stock of TSP to Acquiror in exchange for 35,663 shares of Acquiror Common Stock.

                 D. Target, Acquiror and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

                 E. The parties intend, by executing this Agreement, to effect a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

                 F. The parties intend to cause the Merger to be accounted for as a "pooling of interests" pursuant to APB Opinion No. 16, related interpretations and technical bulletins issued by the Financial Accounting Standards Board ("FASB") and positions set forth by the FASB Emerging Issues Task Force.

                 NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:





                                       1.

                                   ARTICLE I

                                   THE MERGER

                 1.1      The Merger.  At the Effective Time (as defined in
Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the New Jersey Business Corporation Act (the "NJBCA"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

                 1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place simultaneously with the execution and delivery of this Agreement at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall (i) execute and deliver, or cause to be executed and delivered, the documents referred to in Article V hereof and (ii) cause the Merger to be consummated by filing the Certificate of Merger, together with any required officers' certificates, with the Secretary of State of the State of New Jersey, in accordance with the relevant provisions of the NJBCA (the time of such filing being the "Effective Time").

                 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the NJBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of Target and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

                 1.4      Certificate of Incorporation; Bylaws.

                          (a)     At the Effective Time, the Certificate of
Incorporation of Target, as in effect immediately prior to the Effective Time, as amended by the Certificate of Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the NJBCA and such Certificate of Incorporation.

                          (b)     The Bylaws of Target, as in effect
immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

                 1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub, as in effect immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. The officers of Merger Sub, as in effect immediately prior to the Effective Time, shall be the officers





                                       2.

of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

                 1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Target or the holders of any shares of Target Capital Stock:

                          (a)     Conversion of Target Capital Stock.

                          (i) Each share of Target Common Stock, no par value ("Target Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.6(c)) shall be converted into the right to receive 0.286596 of a share of Acquiror Common Stock (the "Common Exchange Ratio").

                          (ii) Each share of Target Series A Convertible Preferred Stock, no par value ("Series A Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.6(c)) shall be converted into the right to receive 0.582349 of a share of Acquiror Common Stock.

                          (iii) Each share of Target Series B Convertible Preferred Stock, no par value ("Series B Preferred"), issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.6(c)) shall be converted into the right to receive 0.573192 of a share of Acquiror Common Stock.

                          (iv) Each share of Target Series C Convertible Preferred Stock, no par value ("Series C Preferred" and, collectively with the Series A Preferred and Series B Preferred, the "Target Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.6(c)) shall be converted into the right to receive 0.573192 of a share of Acquiror Common Stock.

                          (b)     Target Stock Option Plans.  At the Effective
Time, Target's 1996 Incentive Stock Option Plan, as amended, and 1997 Incentive Stock Option Plan, as amended (collectively, the "Target Stock Option Plans"), and all options to purchase Target Common Stock then outstanding under the Target Stock Option Plans and all other options listed on Schedule 4.6 to the Target Disclosure Schedule (as defined in Article II hereof) (collectively, "Target Options") shall be assumed by Acquiror in accordance with Section 4.6.

                          (c)     Cancellation of Target Capital Stock Owned by
Acquiror or Target. At the Effective Time, all shares of Target Capital Stock that are owned by Target as treasury stock, each share of Target Capital Stock owned by Acquiror or any direct or indirect wholly





                                       3.

owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

                          (d)     Maximum Number of Shares to be Issued.  The
maximum number of shares of Acquiror Common Stock to be issued (including Acquiror Common Stock to be reserved for issuance upon the exercise of the Target Options assumed by Acquiror) in exchange for the acquisition by Merger Sub of all outstanding Target Capital Stock and all unexpired and unexercised options to acquire Target Capital Stock shall be 3,823,337 shares of Acquiror Common Stock. Certain of such shares of Acquiror Common Stock shall be deposited in the Escrow Fund (as hereinafter defined) in accordance with
Article VI hereof.

                          (e)     Capital Stock of Merger Sub.  At the
Effective Time, each share of common stock of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

                          (f)     Fractional Shares.  No fraction of a share of
Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Capital Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average closing "sale" price of a share of Acquiror Common Stock for the 30 most recent days that Acquiror Common Stock has traded ending on May 9, 1997, as reported on the Nasdaq National Market (the "Closing Price").

                 1.7      Surrender of Certificates.

                          (a)     Delivery of Acquiror Common Stock and Cash at
Closing. At the Closing, Acquiror shall deliver to the Shareholder's Agent (as defined in Article VI hereof), on behalf of the holders of record of certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Capital Stock whose shares were converted into the right to receive shares of Acquiror Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6 and whose shares are delivered for exchange at the Closing, (i) certificates evidencing the shares of Acquiror Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Target Capital Stock outstanding immediately prior to the Effective Time less 148,655 shares of Acquiror Common Stock to be deposited into an escrow fund (the "Escrow Fund") pursuant to the requirements of Article VI and
(ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(f). At the Closing, and subject to and in accordance with the provisions of Article VI hereof, Acquiror shall cause to be distributed to the Escrow Agent (as defined in Article VI hereof) a certificate or certificates representing 148,655 shares of Acquiror Common Stock which shall be registered in the name of the Escrow Agent as nominee for the holders of





                                       4.

Certificates cancelled pursuant to this Section 1.7. Such shares shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Acquiror for certain damages as provided in Article VI. To the extent not used for such purposes, such shares shall be released, all as provided in Article VI hereof.

                          (b)     Post-Closing Exchange Procedures.  Promptly
after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a Certificate not delivered for Acquiror Common Stock (and cash in lieu of fractional shares) at the Closing (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by such person designated by Acquiror to act as exchange agent in the Merger (the "Exchange Agent"), and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to Article VI hereof and payment in lieu of fractional shares which such holder has the right to receive pursuant to
Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Capital Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

                          (c)     Distributions With Respect to Unexchanged
Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(c)) with respect to such shares of Acquiror Common Stock.

                          (d)     Transfers of Ownership.  If any certificate
for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any





                                       5.

transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

                          (e)     No Liability.  Notwithstanding anything to
the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

                 1.8 No Further Ownership Rights in Target Capital Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

                 1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, Acquiror shall cause to be issued in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

                 1.10 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests.

                 1.11 Exemption from Registration. The shares of Acquiror Common Stock to be issued in connection with the Merger will be issued in a transaction exempt from registration under (i) the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) thereof and (ii) applicable state securities laws. The Acquiror Common Stock issued in connection with the Merger will be "restricted securities" under the Securities Act and Rule 144 promulgated thereunder and may only be sold or otherwise transferred pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.





                                       6.

                 1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, properties, rights, privileges, powers and franchises of Target and Merger Sub, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.


                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF TARGET

                 In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity means any material event, change, condition or effect related to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity means any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of such entity and its subsidiaries, taken as a whole; provided, however, that a "Material Adverse Effect" with respect to such entity shall not include (i) any adverse effect attributable to general economic conditions or to other changes generally affecting companies in the same industry as such entity and its subsidiaries and (ii) any adverse effect attributable to any announcement, dissemination or disclosure of this Agreement or the transactions contemplated hereby (including without limitation any delay of, reduction in or cancellation or change in the terms of product orders by customers).

                 In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers and directors of such party believed to have knowledge of such matters.

                 Except as disclosed in a document of even date herewith and delivered by Target to Acquiror prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Target Disclosure Schedule"), Target represents and warrants to Acquiror and Merger Sub as follows:

                 2.1 Organization, Standing and Power. Each of Target and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Target and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Target. Target has delivered a true and correct copy of the Certificate of Incorporation and





                                       7.

Bylaws or other charter documents, as applicable, of Target and each of its subsidiaries, each as amended to date, to Acquiror. Neither Target nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Target is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each subsidiary are owned by Target free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Target or any such subsidiary to issue, transfer, sell, purchase or redeem or otherwise acquire any such securities. Target does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, except as set forth on Schedule 2.1 to the Target Disclosure Schedule.

                 2.2 Capital Structure. The authorized capital stock of Target consists of 35,000,000 shares of Target Common Stock and 2,500,000 shares of Target Preferred Stock, of which there are currently issued and outstanding 8,000,000 shares of Target Common Stock, 691,824 shares of Series A Preferred that are convertible into 1,405,751 shares of Target Common Stock, 472,589 shares of Series B Preferred that are convertible into 945,178 shares of Target Common Stock, and 11,287 shares of Series C Preferred that are convertible into 22,574 shares of Target Common Stock. There are no other outstanding shares of capital stock or voting securities or commitments to issue any shares of capital stock or voting securities other than pursuant to the exercise of options outstanding under the Target Stock Option Plans or otherwise, all of which options are listed on Schedule 4.6 to the Target Disclosure Schedule. Schedule 2.2 to the Target Disclosure Schedule lists the name, address and stock holdings of each record holder of Target Capital Stock. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and, except as described in the Target Disclosure Schedule, are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. Target has reserved (i) sufficient shares of Target Common Stock for issuance upon conversion of the Target Preferred Stock and (ii) 3,050,000 shares of Target Common Stock for issuance to employees and consultants pursuant to the Target Stock Option Plans and options granted outside of such Plans, of which no shares have been issued pursuant to option exercises and 2,967,000 shares are subject to outstanding, unexercised options. Except for (i) the rights created pursuant to this Agreement and (ii) options referred to in this Section 2.2, there are no options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Target or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are





                                       8.

no other contracts, commitments or agreements relating to voting, purchase or sale of Target's capital stock (i) between or among Target and any of its shareholders and (ii) to Target's knowledge, between or among any of Target's shareholders. The terms of the Target Stock Option Plans and other options listed on Schedule 4.6 to the Target Disclosure Schedule permit the assumption or substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Target shareholders, or otherwise. True and complete copies of all agreements and instruments relating to options issued under the Target Stock Option Plans or outside of such Plans and listed on Schedule 4.6 to the Target Disclosure Schedule have been made available to Acquiror and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the forms made available to Acquiror. All outstanding Target Common Stock and Target Preferred Stock were issued in compliance with all applicable federal and state securities laws.

                 2.3 Authority. Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Target. This Agreement has been duly executed and delivered by Target and constitutes the valid and binding obligation of Target enforceable against Target in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity. The execution and delivery of this Agreement by Target does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, or any of its subsidiaries, as amended, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its subsidiaries or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not, individually or in the aggregate, have a Material Adverse Effect on Target. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or, to the knowledge of Target, with respect to Target or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; and (iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay, any of the transactions contemplated by this Agreement.





                                       9.

                 2.4 Financial Statements. Target has delivered to Acquiror its audited financial statements for fiscal years ended December 31, 1995 and 1996, and its unaudited financial statements (balance sheet, statement of operations and statement of cash flows) on a consolidated basis as at, and for the three-month period ended March 31, 1997 (collectively, the "Financial Statements"). The Financial Statements were complete and correct in all material respects as of their respective dates, and were prepared in accordance with generally accepted accounting principles (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other (except as may be indicated in the notes thereto). The Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Target and its subsidiary as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. Target maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

                 2.5 Absence of Certain Changes. Since March 31, 1997 (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect to Target; (ii) any acquisition, sale or transfer of any material asset of Target or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any material revaluation by Target of any of its or any of its subsidiaries assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any material contract entered into by Target or any of its subsidiaries, other than in the ordinary course of business and as provided to Acquiror, (vi) any material amendment or termination of, or default under, any contract to which Target or any of its subsidiaries is a party or by which it is bound which would reasonably be expected to have a Material Adverse Effect on Target; (vii) any amendment or change to the Certificate of Incorporation or Bylaws of Target;
(viii) any material increase in or modification of the compensation or benefits payable or to become payable by Target to any of its directors or employees or
(ix) any negotiation or agreement by Target or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

                 2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in its Balance Sheet as of March 31, 1997 (the "Target Balance Sheet"), (ii) those not required to be set forth in the Target Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the Target Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution of this Agreement.





                                      10.

                 2.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target or any of its subsidiaries, threatened against Target or any of its subsidiaries or any of their respective properties or any of their officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is disclosed in the Target Disclosure Schedule. There is no judgment, decree or order against Target or any of its subsidiaries or, to the knowledge of Target and its subsidiaries, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement.

                 2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target or any of its subsidiaries which would reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of Target or any of its subsidiaries, any acquisition of property by Target or any of its subsidiaries or the conduct of business by Target or any of its subsidiaries as currently conducted by Target or any of its subsidiaries.

                 2.9 Governmental Authorization. Target and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's or any of its subsidiaries business or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect, except where the failure to obtain or have any such Target Authorizations would not reasonably be expected to have a Material Adverse Effect on Target.

                 2.10 Title to Property. Target and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Target Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Target Balance Sheet, and (iv) those which would not have a Material Adverse Effect on Target. The plants, property and equipment of Target and its subsidiaries that are used in the operations of their business are in good operating condition and repair. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent generally accepted accounting principles require the same to be reflected. Schedule 2.10 to the





                                      11.

Target Disclosure Schedule identifies each parcel of real property owned or leased by Target or any of its subsidiaries.

                 2.11     Intellectual Property.

                          (a)     Target and its subsidiaries own, or are
licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of Target and its subsidiaries as currently conducted or as proposed to be conducted by Target and its subsidiaries; provided, however, that to the extent the foregoing representation and warranty relates to Intellectual Property proposed to be used in the business of Target, such representation and warranty is made to the knowledge of Target.

                          (b)     Schedule 2.11 to the Target Disclosure
Schedule lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered and unregistered copyrights, and maskworks, included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which Target is a party and pursuant to which any person is authorized to use any Intellectual Property, and (iii) all licenses, sublicenses and other agreements as to which Target is a party and pursuant to which Target is authorized to use any third party patents, trademarks, copyrights or other Intellectual Property, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Target product.

                          (c)     To the knowledge of Target and its
subsidiaries, there is no material unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Target or any of its subsidiaries, any trade secret material to Target or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Target or any of its subsidiaries, by any third party, including any employee or former employee of Target. Neither Target nor any of its subsidiaries has entered into any material agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in license agreements arising in the ordinary course of business.

                          (d)     Target is not, nor will it be as a result of
the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights the breach of which would have a Material Adverse Effect on Target or its business as presently conducted and as proposed to be conducted.





                                      12.

                          (e)     To the knowledge of Target, all patents,
registered trademarks, service marks and copyrights held by Target are valid and subsisting although some of such items of Intellectual Property have been the subject of finally concluded proceedings in which the validity or enforceability of such item was unsuccessfully challenged. Target (i) is not a party to any suit, action or proceeding, nor to the best of Target's knowledge is any such action, suit or proceeding threatened, which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, except where such infringement would not have a Material Adverse Effect on Target or its business as presently conducted or as proposed to be conducted; (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products and services infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party; and (iii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

                          (f)     Target has secured valid written assignments
from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Target does not already own by operation of law.

                          (g)     To the best of Target's knowledge, Target has
taken all reasonable and appropriate steps to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). To the best of Target's knowledge, all use, disclosure or appropriation of Confidential Information owned by Target by or to a third party has been pursuant to the terms of a written agreement between Target and such third party. To the best of Target's knowledge, all use, disclosure or appropriation of Confidential Information not owned by Target has been pursuant to the terms of a written agreement between Target and the owner of such Confidential Information, or is otherwise lawful.

                 2.12     Environmental Matters.

                          (a)     The following terms shall be defined as
follows:

                                  (i)  "Environmental and Safety Laws" shall
mean any federal, state, local or foreign laws, ordinances, codes, regulations, rules and orders relating to the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which relate to the health and safety of employees, workers or other persons, including the public, as in effect on the date hereof.

                                  (ii)  "Hazardous Materials" shall mean any
toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, such substances, materials, wastes, pollutants defined in or regulated under any Environmental and Safety Laws.





                                      13.

                     (iii) "Property" shall mean all real property leased or owned by Target or any subsidiary either currently or in the past.

                     (iv) "Facilities" shall mean all buildings and improvements on the Property of Target or any subsidiary.

              (b) Target represents and warrants as follows: (i) to its knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been used, handled and disposed of in material compliance with all Environmental and Safety Laws; and (iii) Target and its subsidiaries have received no written notice of any noncompliance of the Facilities or of its past or present operations with Environmental and Safety Laws (except for such matters which have been resolved without material liability to Target); (iv) no notices, administrative actions or suits are pending, or, to the best of Target's knowledge, threatened relating to a violation of any Environmental and Safety Laws; (v) Neither Target nor any of its subsidiaries has received written notice that it is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or analogous state statute or any similar foreign law or regulation requiring assessment or clean up, arising out of events occurring prior to the Closing Date; (vi) to the best of Target's knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property, for which Target could reasonably be expected to have a material liability; (vii) to the best of Target's knowledge, there have not been in the past, and are not now, any underground tanks at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to the best of Target's knowledge, there are no polychlorinated biphenyls ("PCBs") deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) to the best of Target's knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) to the best of Target's knowledge, the Facilities and Target's activities and its subsidiaries' therein have at all times been in material compliance with all Environmental and Safety Laws; (xi) Target and its subsidiaries have all the permits and licenses required to be issued for its operations and are in full compliance with the terms and conditions of those permits, except where the failure to have or comply with such permits or licenses would not have a Material Adverse Effect on Target; and (xii) Target is not aware of or in possession of any written environmental assessments of its current or past Properties or Facilities that have not been made available to Acquiror.

        2.13 Taxes. Target and each of its subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which Target or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them. Such returns were correct and complete in all material respects as filed. Target has paid all Taxes whether or not shown thereon to be due. The Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through March 31, 1997 and Target and each of its subsidiaries have not and will not incur any material Tax liability in excess of the amount





                                      14.

reflected on the Financial Statements with respect to such periods, and (ii) properly accrue in accordance with generally accepted accounting principles all liabilities for Taxes payable after March 31, 1997 with respect to all transactions and events occurring on or prior to such date. No material Tax liability since March 31, 1997 has been incurred by Target or its subsidiaries other than in the ordinary course of business and adequate provision has been made in the Financial Statements for all Taxes since that date in accordance with generally accepted accounting principles on at least a quarterly basis. Target and each of its subsidiaries have withheld and paid to the applicable financial institution or Tax Authority all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received by either Target or any of its subsidiaries, and there are no liabilities for Taxes with respect to the issues that have been raised (and are currently pending) by any Tax Authority that could, if determined adversely to Target and its subsidiaries, materially and adversely affect the liability of Target and its subsidiaries for Taxes. There is (i) no material claim for Taxes that is a lien against the property of Target or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no Tax Return of Target or any of its subsidiaries has been audited by a Tax Authority and Target has received no notification of any audit of any Tax Return of Target or any of its subsidiaries being conducted, pending or threatened by a Tax authority, (iii) no extension or waiver of the statute of limitations on the assessment of any Taxes granted by Target or any of its subsidiaries and currently in effect, and
(iv) no agreement, contract or arrangement to which Target or any of its subsidiaries is a party that may result in the payment of any material amount that would not be deductible by reason of Section 280G or 404 of the Code. Neither Target nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Target or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation) estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes. Target and each of its subsidiaries are in full compliance with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government applicable to them and the consummation of the Merger shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.





                                      15.

           2.14     Employee Benefit Plans.

                    (a) Schedule 2.14 to the Target Disclosure Schedule lists, with respect to Target, any subsidiary of Target, and any trade or business (whether or not incorporated) which is treated as a single employer with Target (an "ERISA Affiliate") within the meaning of Section 414(b), (c),
(m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Target and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Target of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Target (together, the "Target Employee Plans").

                    (b) Target has furnished to Acquiror a copy of each of the Target Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Target Employee Plan which is subject to ERISA reporting requirements, filed all Forms 5500 required to be filed and provided to Acquiror copies of the Form 5500 reports filed for the last three plan years. Any Target Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Target has also furnished Acquiror with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Target Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Target Employee Plan subject to Code Section
401(a).

                    (c) (i) None of the Target Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code,





                                      16.

with respect to any Target Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect; (iii) each Target Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect, and Target and each subsidiary or ERISA Affiliate have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Target Employee Plans; (iv) neither Target nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Target Employee Plans; (v) all material contributions required to be made by Target or any subsidiary or ERISA Affiliate to any Target Employee Plan have been made on or before their due dates and amounts required to have been accrued for contributions to each Target Employee Plan for the current plan years have been made; (vi) with respect to each Target Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to
Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; and (vii) no Target Employee Plan is covered by, and neither Target nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Target Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Target has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Target Employee Plan.
No suit, administrative proceeding, action or other litigation has been brought, or to the best knowledge of Target is threatened, against or with respect to any such Target Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Target nor any subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in
Section 3(37) of ERISA.

                    (d) With respect to each Target Employee Plan, Target and each of its subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the proposed regulations thereunder and
(ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect.

                    (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Target or any subsidiary or ERISA Affiliate to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service





                                      17.

provider, except for the acceleration of vesting under options listed on
Schedule 4.6 to the Target Disclosure Schedule.

                    (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Target, any Target subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Target Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Target's financial statements.

            2.15 Employee Matters. Target and each of its subsidiaries are in compliance with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in unfair labor practices would not have a Material Adverse Effect on Target. There are no pending claims against Target or any of its subsidiaries under any workers compensation plan or policy or for long term disability which would have a Material Adverse Effect on Target. Neither Target nor any of its subsidiaries has any material obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder. There are no proceedings pending or, to the knowledge of Target or any of its subsidiaries, threatened, between Target or any of its subsidiaries and any of their respective employees, which proceedings have had or could reasonably be expected to have a Material Adverse Effect on Target. Neither Target nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Target nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees. In addition, Target has provided each of its employees with all relocation benefits, stock options, bonuses and incentives, and all other compensation to which such employees are entitled.

            2.16 Interested Party Transactions. Neither Target nor any of its subsidiaries is indebted to any director, officer, employee or agent of Target or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Target or any of its subsidiaries.

            2.17 Insurance. Target and each of its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target and its subsidiaries are otherwise in compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.





                                      18.

                 2.18 Compliance With Laws. Each of Target and its subsidiaries have complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Target.

                 2.19 Minute Books. The minute books of Target and its subsidiaries made available to Acquiror contain accurate summaries of the material actions taken at all meetings of directors and shareholders (or actions by or pursuant to written consent) reflected therein.

                 2.20 Contracts. The material contracts and agreements to which Target is a party or any of its properties is affected (each in an amount equal to or exceeding $25,000) are listed in Schedule 2.20 to the Target Disclosure Schedule.

                 2.21 Pooling of Interests. To the best knowledge of Target, neither Target nor any of its subsidiaries, any of their respective directors, officers or shareholders has taken any action which would interfere with Acquiror's ability to account for the Merger as a pooling of interests.

                 2.22 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for fees arising from Target's engagement of Deutsche Morgan Grenfell Inc.

                 2.23 Board and Shareholder Approval. The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger,
(ii) determined that in its opinion the Merger is in the best interests of the shareholders of Target and is on terms that are fair to such shareholders and
(iii) recommended that the shareholders of Target approve this Agreement and the Merger. This Agreement, the Merger, the Certificate of Merger, and the transactions contemplated hereby and thereby have been approved in the manner required by the NJBCA by the unanimous vote of the holders of the shares of Target Capital Stock outstanding.

                 2.24 Section 14A:10A-4 of the NJBCA Not Applicable. The restrictions contained in Section 14A:10A-4 of the NJBCA applicable to a "business combination" (as defined in said Section 14A:10A-4) do not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.

                 2.25 Accounts Receivable. The accounts receivable shown on the Target Balance Sheet arose from bona fide transactions entered into in the ordinary course of business of Target.





                                      19.

                 2.26 Customers and Suppliers. As of the date hereof, no customer which individually accounted for more than 5% of Target's gross revenues during the 12 month period preceding the date hereof, and no material supplier of Target, has canceled or otherwise terminated, or indicated to Target that it will cancel or otherwise terminate its relationship with Target, or has at any time on or after March 31, 1997 decreased materially its services or supplies to Target in the case of any such supplier, or its usage of the services or products of Target in the case of such customer. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

                 2.27 Affiliates. Schedule 2.27 to the Target Disclosure Schedule sets forth those persons who are, in Target's reasonable judgment, "Affiliates" of Target within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144").

                 2.28 Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.


                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

                 Except as disclosed in a document of even date herewith and delivered by Acquiror to Target prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Acquiror Disclosure Schedule"), Acquiror and Merger Sub represent and warrant to Target as follows:

                 3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries, including Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror and Merger Sub, each as amended to date, to Target. Neither Acquiror nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free





                                      20.

and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity that is material to Acquiror.

                 3.2 Capital Structure. The authorized capital stock of Acquiror consists of 50,000,000 shares of common stock, par value $0.00025 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which there were issued and outstanding as of the close of business on May 13, 1997, 25,029,630 shares of Acquiror Common Stock and no shares of preferred stock. There are no other outstanding shares of capital stock or voting securities of Acquiror other than shares of Acquiror Common Stock issued after May 13, 1997 upon the exercise of options issued under the Acquiror 1995 Stock Option/Stock Issuance Plan (the "Acquiror Stock Option Plan") and stock purchases under Acquiror's Employee Stock Purchase Plan and International Employee Stock Purchase Plan. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. Acquiror has reserved (i) 12,000,000 shares of Acquiror Common Stock for issuance pursuant to the Acquiror Stock Option Plan, of which, as of the close of business on May 13, 1997, 6,587,142 shares have been issued pursuant to option exercises and 4,023,303 shares are subject to outstanding, unexercised options (vested and unvested), (ii) 400,000 shares of Acquiror Common Stock pursuant to its Employee Stock Purchase Plan, of which 92,924 shares have been issued pursuant to purchases by employees and 307,076 shares are available for future purchase, and (iii) 100,000 shares of Acquiror Common Stock pursuant to its International Employee Stock Purchase Plan, of which no shares have been issued pursuant to purchases by employees and 100,000 shares are available for future purchase. Other than this Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and nonassessable, and no stockholder of Acquiror will have any preemptive right of subscription or purchase in respect thereof.

                 3.3 Authority. Acquiror and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated





                                      21.

hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Merger Sub. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes the valid and binding obligations of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and is subject to general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub, as amended, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not, individually or in the aggregate, have a Material Adverse Effect on Acquiror. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or, to the knowledge of Acquiror, with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub or the consummation by Acquiror and Merger Sub of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Certificate of Merger, together with any required officers' certificates, as provided in Section 1.2, (ii) the filing of a Form 8-K and a Form 10-C with the Securities and Exchange Commission ("SEC") and National Association of Securities Dealers, Inc. ("NASD") within 15 days and 10 days respectively, after the Closing Date, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (iv) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plans or otherwise assumed by Acquiror, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

                 3.4 SEC Documents; Financial Statements. Acquiror has made available to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Acquiror since February 28, 1996 (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof. All documents required to be filed as exhibits to the Acquiror SEC Documents have been so filed. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and





                                      22.

the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and were prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q under the Exchange Act). The Acquiror Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end audit adjustments). There has been no change in Acquiror's accounting policies except as described in the notes to the Acquiror Financial Statements.

                 3.5 Absence of Certain Changes. Since March 31, 1997 (the "Acquiror Balance Sheet Date") and except as set forth in the Acquiror SEC Documents, Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect to Acquiror; (ii) any acquisition, sale or transfer of any material asset of Acquiror or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any material revaluation by Acquiror of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of its shares of capital stock; or (v) any negotiation or agreement by Acquiror or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (iv) (other than negotiations with Target and its representatives regarding the transactions contemplated by this Agreement).

                 3.6 Absence of Undisclosed Liabilities. Acquiror has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Acquiror's Quarterly Report on Form 10-Q for the period ended March 31, 1997 (the "Acquiror Balance Sheet"), (ii) those not required to be set forth in the Acquiror Balance Sheet under generally accepted accounting principles, (iii) those incurred in the ordinary course of business since the Acquiror Balance Sheet Date and consistent with past practice, and
(iv) those incurred in connection with the execution of this Agreement.





                                      23.

                 3.7 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror, threatened against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on Acquiror.

                 3.8 Pooling of Interests. To the best knowledge of Acquiror, neither Acquiror nor any of its subsidiaries nor any of their respective directors, officers or shareholders has taken any action which would interfere with Acquiror's ability to account for the Merger as a pooling of interests.

                 3.9 Brokers' and Finders' Fees. Acquiror has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, except for fees arising from Acquiror's engagement of Goldman, Sachs & Co.

                 3.10 Fairness Opinion. Acquiror has received the written opinion of Goldman, Sachs & Co. that the consideration payable by Acquiror in the Merger is fair to Acquiror from a financial point of view.

                 3.11 Affiliates. Schedule 3.11 of the Acquiror Disclosure Schedule sets forth those persons who are, in Acquiror's reasonable judgment, "Affiliates" of Acquiror within the meaning of Rule 144.

                 3.12 Election of Director. The Board of Directors of Acquiror has taken all such action as necessary to expand its membership to five directors and appoint Sandeep Tungare as a Class II Director to fill the resulting vacancy.

                 3.13 Representations Complete. None of the representations or warranties made by Acquiror or Merger Sub herein or in any Schedule hereto, including the Acquiror Disclosure Schedule, or certificate furnished by Acquiror or Merger Sub pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.





                                      24.

                 3.14     Section 368(a) of the Code.

                          (a)     Acquiror and Merger Sub intend that the
Merger will qualify as a reorganization under the provisions of Sections 368(a)(1) and 368(a)(2)(e) of the Code. As of the Effective Time of the Merger, Acquiror (i) is in control of Merger Sub within the meaning of Section 368(c) of the Code; (ii) has no plan or intention to liquidate Target, to merge Target with or into another corporation, to sell or otherwise dispose of the stock of Target or to cause Target to sell or otherwise dispose of any of its assets or of any of the assets acquired from Merger Sub; (iii) has no plan or intention to cause Target to issue additional shares of its stock that would result in Acquiror losing control of Target within the meaning of Section 368(c) of the Code and (iv) has no plan or intention to discontinue the historic business of Target.

                          (b)     Following the Effective Time, Acquiror will
not knowingly take any action, and will not knowingly permit Target to take any action, which would cause the Merger to fail to qualify as a reorganization under the provisions of Sections 368(a)(1) and 368(a)(2)(e) of the Code.

                 3.15 Intellectual Property. Acquiror and its subsidiaries own, or are licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of Acquiror and its subsidiaries as currently conducted or as proposed to be conducted by Acquiror and its subsidiaries; provided, however, that to the extent the foregoing representation and warranty relates to Intellectual Property proposed to be used in the business of Acquiror, such representation and warranty is made to the knowledge of Acquiror.


                                   ARTICLE IV

                             ADDITIONAL AGREEMENTS

                 4.1 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a non-disclosure agreement dated February 3, 1997 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

                 4.2 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not





                                      25.

be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

                 4.3 Pooling Accounting. Acquiror and Target shall each use reasonable commercial efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests. Each of Acquiror and Target shall use its best efforts to cause its "Affiliates" not to take any action that would adversely affect the ability of Acquiror to account for the business combination to be effected by the Merger as a pooling of interests.

                 4.4 Legal Requirements. Each of Acquiror, Merger Sub and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

                 4.5 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use its best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

                 4.6 Employee Benefit Plans. At the Effective Time, the Target Stock Option Plans, each outstanding option to purchase shares of Target Common Stock under the Target Stock Option Plans and all other options listed on Schedule 4.6 to the Target Disclosure Schedule, whether vested or unvested, will be assumed by Acquiror. Schedule 4.6 to the Target Disclosure Schedule sets forth a true and complete list as of the date hereof of all holders of each such option including the number of shares of Target capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share, the term of each such option and the Target Stock Option Plan under which such option was granted or the fact that such option was granted outside of such Plans. Each such option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plans or, if such option was granted outside of such Plans, the terms and conditions of the written option agreement immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Common Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Common





                                      26.

Stock, and (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time by the Common Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Target Stock Option Plans and the documents governing the outstanding options under such Plans, the Merger will not terminate any of the outstanding options under the Target Stock Option Plans. It is the intention of the parties that the options so assumed by Acquiror qualify following the Effective Time as incentive stock options as defined in
Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. As soon as reasonably practical but in no event more than 15 days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option listed on Schedule 4.6 to the Target Disclosure Schedule a document evidencing the foregoing assumption of such option by Acquiror.

                 4.7 Forms S-8. Acquiror agrees to file, within 15 days following the Closing, a registration statement on Form S-8 covering fifty percent (50%) of the shares of Acquiror Common Stock issuable pursuant to outstanding options listed on Schedule 4.6 to the Target Disclosure Schedule assumed by Acquiror. Acquiror agrees to file, within 15 days following the first anniversary of the Closing, a registration statement on Form S-8 covering the remaining unregistered shares of Acquiror Common Stock issuable pursuant to outstanding options listed on Schedule 4.6 assumed by Acquiror.

                 4.8 Listing of Additional Shares. Within 15 days following the Effective Time, Acquiror shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options assumed by Acquiror under the Target Stock Option Plans or otherwise.

                 4.9 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Certificate of Merger and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

                 4.10 Certain Notices. Acquiror covenants and agrees that, for a period of 60 days after the Closing, Acquiror shall not take any action which would have the effect of triggering any responsibility on behalf of Target to provide or to have provided notice to employees under the Worker Adjustment and Retaining Notification Act (WARN"). Specifically, Acquiror agrees that as of and for a period of 90 days subsequent to the Closing, it will conduct no termination, layoff, or reduction of hours of work of any employee(s) which, under the statutory 30-day or 90-day aggregation periods set forth in Sections 2(a) or 3(d) of WARN, would result in a plant closing or mass layoff as those terms are defined under WARN, and which require or would have required that Target provide to any employee at any time the notice mandated by WARN.





                                      27.

             4.11 Reasonable Commercial Efforts and Further Assurances. Each of the parties to this Agreement shall use reasonable commercial efforts to effectuate the transactions contemplated hereby. Each party hereto, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

             4.12     Target Director and Officer Indemnification.

                          (a)  After the Effective Time, Acquiror will, and
will cause the Surviving Corporation to, indemnify and hold harmless the present and former officers, directors, employees and agents of Target in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under Target's Certificate of Incorporation and Bylaws, in each case as in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

                          (b)     The provisions of this Section 4.12 are
intended to be for the benefit of, and shall be enforceable by, each such indemnified party.


                                   ARTICLE V

                               CLOSING DELIVERIES

             5.1      Closing Deliveries to Target and Target Shareholders.

                      (a) At the Closing, Target shall receive the following:

                              (i)      Letter of Accountants.  A letter of
             Ernst & Young LLP, independent auditors, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement.

                              (ii)     Affiliate Agreements.  An Affiliate
             Agreement executed by each "Affiliate" of Acquiror in the form attached hereto as Exhibit C.

                              (iii) Tax Opinion. The written opinion of Dechert Price & Rhoads to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

                      (b) At the Closing, the Target shareholders shall receive the following:

                              (i) Legal Opinion. A legal opinion from Acquiror's legal counsel in the form attached hereto as Exhibit G.





                                      28.

                                  (ii)     Registration Rights Agreement.  A
                 Registration Rights Agreement executed by Acquiror in the form attached hereto as Exhibit H.

                 5.2 Closing Deliveries to Acquiror and Merger Sub. At the Closing, Acquiror and Merger Sub shall receive the following:

                          (a)     Legal Opinion.  A legal opinion from Target's
legal counsel in the form attached hereto as Exhibit I.

                          (b)     Letter of Accountants.  A letter of Ernst &
Young LLP, independent auditors, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement.

                          (c)     Affiliate and Shareholder Agreements.  An
Affiliate and Shareholder Agreement executed by each "Affiliate" of Target in the form attached hereto as Exhibit B.

                          (d)     Shareholder's Representation Agreements.  A
Shareholder's Representation Agreement executed by all holders of Target Capital Stock who are not "Affiliates" of Target in the form attached hereto as Exhibit F.

                          (e)     FIRPTA Certificate.  A Foreign Investment and
Real Property Tax Act of 1980 ("FIRPTA") Notification Letter properly executed by Target in the form attached hereto as Exhibit D and a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) executed by Target in the form attached hereto as Exhibit D.

                          (f)     Resignation of Directors.  A letter signed by
each director of Target in office immediately prior to the Effective Time to the effect that such individual shall resign as director of the Surviving Corporation effective as of the Effective Time.

                          (g)     Employment and Non-Competition Agreements.
An Employment and Non-Competition Agreement executed by each of the employees of Target set forth on Schedule 5.2(g) to the Acquiror Disclosure Schedule in the form attached hereto as Exhibit J.

                          (h)     Escrow Agreement.  An Escrow Agreement
executed by the Escrow Agent and the Shareholders' Agent in the form attached hereto as Exhibit E.

                          (i)     Fairness Opinion.  A written opinion from
Goldman, Sachs & Co., Acquiror's financial advisor, to the effect that the consideration payable by Acquiror in the Merger is fair to Acquiror's shareholders from a financial point of view.





                                      29.

                                   ARTICLE VI

                                     ESCROW

                 6.1 Escrow Fund. As soon as practicable after the Effective Time, 148,655 shares (the "Escrow Shares") of Acquiror Common Stock shall be registered in the name of, and be deposited with, Texas Commerce Bank National Association as escrow agent (the "Escrow Agent"), such deposit to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit E. The Escrow Fund shall be available to compensate Acquiror for any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, reasonable legal fees, net of any recoveries under existing insurance policies, tax benefits received by Acquiror or its affiliates as a result of such damages, indemnities from third parties or in the case of third party claims, by any amount actually recovered by Acquiror or its affiliates pursuant to counterclaims made by any of them directly relating to the facts giving rise to such third party claims (collectively, "Damages") arising out of any breach of any of the representations or warranties given or made by Target in this Agreement or the Target Disclosure Schedules. Acquiror and Target each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the total number of shares Acquiror would have agreed to issue in connection with the Merger.

                 6.2      Exclusivity.  The rights of Acquiror pursuant to this
Article VI and the Escrow Agreement shall be the exclusive remedy of Acquiror for Damages hereunder except for any claims based on fraud or intentional misrepresentation, for which Acquiror shall have all other remedies available under law or in equity; provided, however, that amounts recoverable for claims based on fraud or intentional misrepresentation, if any, shall not exceed for any shareholder of Target such shareholder's pro-rata portion of $139,368,000 based upon such shareholder's percentage ownership of Target Capital Stock just prior to the Effective Time.

                 6.3 Damage Thresholds. Notwithstanding Section 6.1, Acquiror may not receive any shares from the Escrow Fund unless and until an Officer's Certificate or Certificates (as defined in Section 6.5 below) satisfying the requirements of Section 6.5(a)(i) and (ii) and identifying Damages the aggregate amount of which exceeds $375,000 has been delivered to the Escrow Agent as provided in Section 6.5 below and such amount is determined pursuant to this Article VI to be payable, in which case Acquiror shall receive shares equal in value to the full amount of Damages in excess of $375,000; provided, however, that the $375,000 threshold will not be applicable to claims based upon fraud or intentional misrepresentations.

                 6.4 Escrow Period. The Escrow Period shall terminate upon the first anniversary of the Effective Time.





                                      30.

            6.5      Claims upon Escrow Fund.

                     (a) Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Acquiror (an "Officer's Certificate"):

                             (i)  stating (A) that Damages exist in an
                     aggregate amount greater than $375,000 and/or (B) that Damages exist for claims based upon fraud or intentional misrepresentation (for which no minimum dollar amount threshold shall apply), and

                             (ii)  specifying in reasonable detail the
                     individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach or default to which such item is related,

the Escrow Agent shall, subject to the provisions of this Article VI, deliver to Acquiror out of the Escrow Fund, as promptly as practicable, Acquiror Common Stock or other assets held in the Escrow Fund having a value equal to such Damages in excess of $375,000, or a value equal to such Damages for claims based upon fraud or intentional misrepresentation.

                     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Agreement, the Acquiror Common Stock in the Escrow Fund shall be valued at the Closing Price.

            6.6 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Shareholders' Agent (defined in Section
6.8 below) and for a period of twenty-five (25) days after such delivery, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section 6.5 hereof unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such twenty-five (25) day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Section 6.5 hereof, provided that no such payment or delivery may be made if the Shareholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such twenty-five (25) day period.

            6.7      Resolution of Conflicts; Arbitration.

                     (a) In case the Shareholders' Agent shall so object in writing to any claim or claims by Acquiror made in any Officer's Certificate, Acquiror shall have twenty-five (25) days to respond in a written statement to the objection of the Shareholders' Agent. If after such twenty-five (25) day period there remains a dispute as to any claims, the Shareholders' Agent and Acquiror shall attempt in good faith for sixty (60) days to agree upon the rights of





                                      31.

the respective parties with respect to each of such claims. If the Shareholders' Agent and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

                 (b) If no such agreement can be reached after good faith negotiation, either Acquiror or the Shareholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within fifteen (15) days after such written notice is sent, Acquiror and the Shareholders' Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 6.6 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

                 (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Dallas County, Texas under the commercial rules then in effect of the American Arbitration Association. For purposes of this Section 6.7(c), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the Non-Prevailing Party unless the arbitrators award Acquiror more than one-half (1/2) of the amount in dispute, plus any amounts not in dispute; otherwise, the Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them that have been deposited in the Escrow Fund shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, reasonable attorneys' fees and costs, reasonably incurred by the other party to the arbitration.

          6.8    Shareholders' Agent.

                 (a) Sandeep R. Tungare has been constituted and appointed as agent ("Shareholders' Agent") for and on behalf of the Target shareholders to give and receive notices and communications, to authorize delivery to Acquiror of the Acquiror Common Stock or other property from the Escrow Fund in satisfaction of claims by Acquiror, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than 10 days' prior written notice to Acquiror. No bond shall be required of the Shareholders' Agent, and the





                                      32.

Shareholders' Agent shall receive no compensation for his services. Notices or communications to or from the Shareholders' Agent shall constitute notice to or from each of the Target shareholders.

                (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Target shareholders shall severally indemnify the Shareholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

                (c) The Shareholders' Agent shall have reasonable access to information about Target and the reasonable assistance of Target's officers and employees for purposes of performing its duties and exercising its rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

       6.9 Actions of the Shareholders' Agent. A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target shareholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Target shareholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Agent.

       6.10 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall notify the Shareholders' Agent of such claim, and the Shareholders' Agent and the Target shareholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Acquiror may not effect the settlement of any such claim without the consent of the Shareholders' Agent, which consent shall not be unreasonably withheld. In the event that the Shareholders' Agent has consented to any such settlement, the Shareholders' Agent shall have no power or authority to object under Section 8.6 or any other provision of this Article VI to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.





                                      33.

                                  ARTICLE VII

                               GENERAL PROVISIONS

          7.1 Survival at Effective Time. All the representations and warranties set forth in this Agreement shall survive the Effective Time until the expiration of the Escrow Period; provided, however, that there shall be no limitation period for matters involving fraud or intentional misrepresentation. The covenants and agreements of the parties shall survive until the expiration of the time period for their performance as provided herein.

          7.2 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                   (a)     if to Acquiror or Merger Sub, to:

                           909 E. Las Colinas Blvd.
                           16th Floor
                           Irving, Texas 75039
                           Attention:  Robert C. Donohoo
                           Fax:  (214) 860-6063
                           Tel:  (214) 860-6000

                           with a copy (which shall not constitute notice) to:

                           Brobeck, Phleger & Harrison LLP
                           301 Congress Avenue
                           Suite 1200
                           Austin, Texas 78701
                           Attention:  Ronald G. Skloss
                           Fax:  (512) 477-5813
                           Tel:  (512) 477-5495

                   (b)     if to Target or the Shareholder's Agent, to

                           1055 Parsippany Blvd.
                           Suite 210
                           Parsippany, New Jersey 07054
                           Attention:  Sandeep R. Tungare
                           Fax:  (201) 299-7166
                           Tel:  (201) 299-7177

                           with a copy (which shall not constitute notice) to:





                                      34.

                                  Dechert Price & Rhoads
                                  30 Rockefeller Plaza
                                  New York, New York 10112
                                  Attention:  Bruce B. Wood
                                  Fax:  (212) 698-3599
                                  Tel:  (212) 698-3500

Notice given by personal delivery, commercial delivery service or mail shall be effective upon actual receipt. Notice given by facsimile shall be confirmed by appropriate answer back and shall be effective upon actual receipt if received during the recipient's normal business hours, or at the beginning of the recipient's next business day after receipt if not received during the recipient's normal business hours.

                 7.3 Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 15, 1997. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                 7.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                 7.5 Entire Agreement; Nonassignability; Parties in Interest; Amendment. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(d) and (f), 1.7-1.9, 4.6, 4.7, 4.8, 4.12, Article VI and 7.1 (which contain rights intended to inure to the benefit of the Target shareholders and optionholders); and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided. This Agreement may be amended after the Effective Time only by the written agreement of Acquiror, Target and the Shareholder's Agent.





                                      35.

                 7.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

                 7.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

                 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (other than the conflicts of law principles thereof). Each of the parties hereto irrevocably consents to the non-exclusive jurisdiction of any court located within the State of Texas, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Texas for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

                 7.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.





                                      36.

                 IN WITNESS WHEREOF, Target, Acquiror and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                            THINK SYSTEMS CORPORATION



                            By:     /s/ Sandeep R. Tungare
                                    ------------------------------------------
                                    Name:  Sandeep R. Tungare
                                    Title: Chairman of the Board and
                                           Chief Executive Officer


                            i2 TECHNOLOGIES, INC.



                            By:     /s/ Sanjiv S. Sidhu
                                    ------------------------------------------
                                    Name:  Sanjiv S. Sidhu
                                    Title: Chairman of the Board and
                                           Chief Executive Officer


                            TSC ACQUISITION CORPORATION



                            By:     /s/ Sanjiv S. Sidhu
                                    ------------------------------------------
                                    Name:  Sanjiv S. Sidhu
                                    Title: Chairman of the Board and
                                           Chief Executive Officer






                [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]





                                      37.